                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                       TRANSCOASTAL MARINE SERVICES, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    893537100
                                 (CUSIP Number)

                             Fred E. Gallander, Jr.
                              4001 Woodland Highway
                          New Orleans, Louisiana 70131
                                 (504) 394-1890
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 AUGUST 1, 1998
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Section 240.13d-1(a), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 2 OF 10
--------------------------------------------------------------------------------


1)   Name of Reporting Person                            Fred E. Gallander, Jr.

     I.R.S. Identification No. of Above Person

2)   Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                                         (b)  [X]

3)   SEC Use Only

4)   Source of Funds                                     00(1)

5)   Check if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)             N/A



----------------
(1) On August 1, 1998, TransCoastal Marine Services, Inc. ("Issuer") entered into a Stock Purchase and Merger Agreement (the "Agreement") to acquire Dickson GMP International, Inc. and four affiliated companies (the "Dickson Group") which specialize in the fabrication of production systems that incorporate sophisticated piping, electrical and instrumentation components used in the oil and gas, refinery, petrochemical and chemical industries. Under the terms of the Agreement, Issuer acquired all of the outstanding stock of the Dickson Group for $10 million in cash and approximately 1.3 million shares of common stock, $.001 par value per share (the "Common Stock"), of Issuer. In addition, the Agreement provided the potential for the Dickson Group to receive an additional $7.3 million in cash and approximately 0.3 million shares of Issuer Common Stock if it achieved certain financial targets by the third quarter of 1999. Mr. Gallander was an 85% shareholder of the Dickson Group. On May 18, 1999, Issuer finalized the early settlement of the Dickson Group earnout. Mr. Gallander believes that the earnout was settled in advance due to management's belief that the financial targets set forth in the Agreement would be achieved by or before the third quarter of 1999 and Issuer's desire to reduce the overall cash commitment required. The terms of the settlement included a reduction from a cash payment of $7.3 million to $4.7 million, and the issuance to the former Dickson Group shareholders of 400,000 shares of Issuer Common Stock, 140 shares of Issuer Series A Preferred Stock with a redemption price equal to $1,000 per share and 1,680 shares of Issuer Series B Convertible Preferred Stock which was converted automatically into 400,000 shares of Issuer Common Stock when the stockholders of Issuer approved the issuance of such Common Stock at the 1999 annual meeting of stockholders. The Agreement is incorporated as Exhibit 1 hereto by reference to Exhibit 10.3 to the Form 8-K filed by Issuer on September 15, 1998, Commission File No. 000-23225. On August 31, 1998, the Parties to the Agreement entered into the First Amendment to Stock Purchase and Merger Agreement (the "Amendment"). A copy of the Amendment is filed herewith as
Exhibit 2. A copy of the Earnout Settlement Agreement is filed herewith as
Exhibit 3.

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 3 OF 10
--------------------------------------------------------------------------------


6)   Citizenship or Place of Organization                U.S.A.

Number of Shares   (7)  Sole Voting Power                2,100,000
Beneficially Owned (8)  Shared Voting Power              0
by Each Reporting  (9)  Sole Dispositive Power           1,785,000
Person with        (10) Shared Dispositive Power         0

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                               2,100,000

12)  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                             [ ]

13)  Percent of Class Represented by Amount in Row (11)  18.7%

14)  Type of Reporting Person                            IN

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 4 OF 10
--------------------------------------------------------------------------------



PRELIMINARY STATEMENT

         This statement on Schedule 13D is filed on behalf of the Reporting Person, who is the beneficial owner of more than 5% of the Common Stock (as defined below) of TransCoastal Marine Services, Inc. (the "Issuer") and has been a member of the Board of Directors of Issuer. The filing of this statement on
Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that such a statement is required to be filed pursuant to Section 240.13d-1, or otherwise, or that the Reporting Person holds the securities reported herein with a purpose or effect of changing or influencing the control of Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Neither does the filing of this statement on Schedule 13D constitute an acknowledgment or admission by the Reporting Person that the Reporting Person is not eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose, or with the effect of, changing or influencing the control of Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of TransCoastal Marine Services, Inc., a Delaware corporation. The address of the principal executive offices of Issuer is 4900 Woodway, Suite 500, Houston, Texas 77056.

ITEM 2.       IDENTITY AND BACKGROUND.

         This statement is filed by Fred E. Gallander, Jr., an individual whose address is 4001 Woodland Highway, New Orleans, Louisiana 70131. Mr. Gallander is presently employed by Dickson GMP International, Inc., a wholly owned subsidiary of Issuer, in the position of President. The principal place of business of this entity is located at 4001 Woodland Highway, New Orleans, Louisiana 70131.

         During the last five years, Mr. Gallander has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Gallander is a U.S. citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 1, 1998, Issuer entered into a Stock Purchase and Merger Agreement (the "Agreement") to acquire Dickson GMP International, Inc. and four affiliated

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 5 OF 10
--------------------------------------------------------------------------------


companies (the "Dickson Group") which specialize in the fabrication of production systems that incorporate sophisticated piping, electrical and instrumentation components used in the oil and gas, refinery, petrochemical and chemical industries. Under the terms of the Agreement, Issuer acquired all of the outstanding stock of the Dickson Group for $10 million in cash and approximately 1.3 million shares of Issuer Common Stock. In addition, the Agreement provided the potential for the Dickson Group to receive an additional $7.3 million in cash and approximately 0.3 million shares of Issuer Common Stock if it achieved certain financial targets by the third quarter of 1999. Mr. Gallander was an 85% shareholder of the Dickson Group. On May 18, 1999, Issuer finalized the early settlement of the Dickson Group earnout. Mr. Gallander believes that the earnout was settled in advance due to management's belief that the financial targets set forth in the Agreement would be achieved by or before the third quarter of 1999 and Issuer's desire to reduce the overall cash commitment required. The terms of the settlement included a reduction from a cash payment of $7.3 million to $4.7 million, and the issuance to the former Dickson Group shareholders of 400,000 shares of Issuer Common Stock, 140 shares of Issuer Series A Preferred Stock with a redemption price equal to $1,000 per share and 1,680 shares of Issuer Series B Convertible Preferred Stock which was converted automatically into 400,000 shares of Issuer Common Stock when the stockholders of Issuer approved the issuance of such Common Stock at the 1999 annual meeting of stockholders. The Agreement is incorporated as Exhibit 1 hereto by reference to Exhibit 10.3 to the Form 8-K filed by Issuer on September 15, 1998, Commission File No. 000-23225. On August 31, 1998, the Parties to the Agreement entered into the First Amendment to Stock Purchase and Merger Agreement (the "Amendment"). A copy of the Amendment is filed herewith as
Exhibit 2. A copy of the Earnout Settlement Agreement is filed herewith as
Exhibit 3.

ITEM 4.       PURPOSE OF THE TRANSACTION

         On August 1, 1998, Issuer entered into the Agreement to acquire the Dickson Group. Under the terms of the Agreement, Issuer acquired all of the outstanding stock of the Dickson Group for $10 million in cash and approximately
1.3 million shares of Issuer Common Stock. In addition, the Agreement provided the potential for the Dickson Group to receive an additional $7.3 million in cash and approximately 0.3 million shares of Issuer Common Stock if it achieved certain financial targets by the third quarter of 1999. Mr. Gallander was an 85% shareholder of the Dickson Group. Additionally, upon closing of the above referenced acquisition, Mr. Gallander became a member of the Board of Directors of Issuer. On May 18, 1999, Issuer finalized the early settlement of the Dickson Group earnout. Mr. Gallander believes that the earnout was settled in advance due to management's belief that the financial targets set forth in the Agreement would be achieved by or before the third quarter of 1999 and Issuer's desire to reduce the overall cash commitment required. The terms of the settlement included a reduction from a cash payment of $7.3 million to $4.7 million, and the issuance to the former Dickson Group shareholders of 400,000 shares of Issuer Common Stock, 140 shares of Issuer Series A Preferred Stock with a redemption price equal to $1,000 per share and 1,680 shares of Issuer Series B Convertible Preferred Stock which was converted automatically

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 6 OF 10
--------------------------------------------------------------------------------


into 400,000 shares of Issuer Common Stock when the stockholders of Issuer approved the issuance of such Common Stock at the 1999 annual meeting of stockholders.

         As set forth in Item 5 of this Schedule 13D, Mr. Gallander disclaims the beneficial ownership of certain of those shares.

         The purpose of the transaction reported by this Schedule 13D was and is an investment in the securities of Issuer. Subject to market conditions and other factors deemed relevant to him, Mr. Gallander may purchase, directly or indirectly, additional shares of Issuer Common Stock or dispose of some or all of such shares in open market purchases or privately negotiated transactions.

         Mr. Gallander may be deemed to be, but does not acknowledge being, an affiliate of Issuer. Mr. Gallander may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of Issuer; extraordinary corporate transactions involving Issuer or any of its subsidiaries; selling or transferring a material amount of assets of Issuer or any of its subsidiaries; changing the present board of directors or management of Issuer; materially changing the present capitalization or dividend policy of Issuer; making other material changes in Issuer's business or corporate structure; changing Issuer's charter, bylaws or instruments corresponding thereto or other actions which may affect control of Issuer; causing the Issuer Common Stock no longer to be quoted on NASDAQ; causing the Issuer Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or taking any action similar to any of those enumerated above.

         At this time, Mr. Gallander has no plans or proposals which relate to or would result in:


         (a) any other acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

         (d) any other changes in the board of directors or management of Issuer including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of Issuer;

         (f) any other material change in Issuer's business or corporate structure;

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 7 OF 10
--------------------------------------------------------------------------------


         (g) changes in Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

         (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)  any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN THE SECURITIES OF ISSUER

         (a) Based upon information provided by Issuer, 11,248,441 shares of Common Stock were issued and outstanding as of August 11, 1999. Mr. Gallander may be deemed to own beneficially 2,100,000 shares of Common Stock, representing approximately 18.7% of the shares of Common Stock believed to be outstanding. By virtue of an irrevocable proxy dated as of September 1, 1998, a form of which is filed herewith as Exhibit 4 (the "Irrevocable Proxy"), executed in favor of Mr. Gallander by Paul T. Gariepy, Jr., Bobby J. Frantom and Thomas G. Wright (holders of an aggregate of 315,000 shares of Common Stock of Issuer) (the "Stockholders"), Mr. Gallander was granted the right to vote the shares of the Stockholders at any meeting of Issuer for a three-year period. The filing of this Schedule 13D should not be construed as an admission that Mr. Gallander is the beneficial owner of the 315,000 shares held by the Stockholders, and Mr. Gallander expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Exchange Act. If Mr. Gallander is deemed to be the beneficial owner of these 315,000 shares, Messrs. Gariepy, Frantom and Wright may be deemed to share the beneficial ownership with him of their respective ownership of the 315,000 shares, of which each is the record owner of 105,000 shares, representing approximately 0.9% of the Common Stock believed to be outstanding.

         (b) Mr. Gallander has sole voting power by virtue of the Irrevocable Proxy as to 2,100,000 shares and sole dispositive power as to 1,785,000 shares. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Gallander disclaims the beneficial ownership of the 315,000 shares of Common Stock of which he has the sole voting power pursuant to the Irrevocable Proxy. Of the 105,000 shares of Common Stock owned of record by each of Messrs. Gariepy, Frantom and Wright, each has the sole power to vote or direct the vote of none of those shares and the sole power to dispose or direct the disposition of his 105,000 shares.

         (c) During the past 60 days, Mr. Gallander has not effected any transactions involving the Common Stock of Issuer.

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 8 OF 10
--------------------------------------------------------------------------------


         (d) The 1,785,000 shares of Common Stock owned beneficially and of record by Mr. Gallander are the community property of Mr. Gallander and his wife, Rebecca A. Gallander. As such, Mrs. Gallander may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and such right relates to more than 5% of the issued and outstanding shares of the Common Stock of Issuer. Each of Messrs. Gariepy, Frantom and Wright is the record owner of 105,000 shares of Common Stock, all of which shares are reported herein as beneficially owned by Mr. Gallander. As such, each of Messrs. Gariepy, Frantom and Wright has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares of which he is the record owner. These interests do not relate to more than 5% of the class of Common Stock. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Gallander disclaims the beneficial ownership of the 315,000 shares owned of record by Messrs. Gariepy, Frantom and Wright.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         On August 1, 1998, Issuer entered into the Agreement to acquire the Dickson Group. Under the terms of the Agreement, Issuer acquired all of the outstanding stock of the Dickson Group for $10 million in cash and approximately
1.3 million shares of Issuer Common Stock. In addition, the Agreement provided the potential for the Dickson Group to receive an additional $7.3 million in cash and approximately 0.3 million shares of Issuer Common Stock if it achieved certain financial targets by the third quarter of 1999. Mr. Gallander was an 85% shareholder of the Dickson Group. On May 18, 1999, Issuer finalized the early settlement of the Dickson Group earnout. Mr. Gallander believes that the earnout was settled in advance due to management's belief that the financial targets set forth in the Agreement would be achieved by or before the third quarter of 1999 and Issuer's desire to reduce the overall cash commitment required. The terms of the settlement included a reduction from a cash payment of $7.3 million to $4.7 million, and the issuance to the former Dickson Group shareholders of 400,000 shares of Issuer Common Stock, 140 shares of Issuer Series A Preferred Stock with a redemption price equal to $1,000 per share and 1,680 shares of Issuer Series B Convertible Preferred Stock which was converted automatically into 400,000 shares of Issuer Common Stock when the stockholders of Issuer approved the issuance of such Common Stock at the 1999 annual meeting of stockholders.

         By virtue of the Irrevocable Proxy, Mr. Gallander was granted the right to vote the shares of the Stockholders at any meeting of Issuer for a three-year period. The filing of this Schedule 13D should not be construed as an admission that Mr. Gallander is the beneficial owner of the 315,000 shares held by the Stockholders, and Mr. Gallander expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Exchange Act. If Mr. Gallander is deemed to be the beneficial owner of these 315,000 shares, Messrs. Gariepy, Frantom and Wright may be deemed to share the beneficial

CUSIP NO.  893537100               SCHEDULE 13D                     PAGE 9 OF 10
--------------------------------------------------------------------------------


ownership with him of their respective ownership of the 315,000 shares, of which each is the record owner of 105,000 shares, representing approximately 0.9% of the Common Stock believed to be outstanding.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Stock Purchase and Merger Agreement dated August 1, 1998 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Issuer on September 15, 1998, Commission File No. 000-23225)

         Exhibit 2. First Amendment to Stock Purchase and Merger Agreement dated August 31, 1999

         Exhibit 3.   Earnout Settlement Agreement dated May 17, 1999

         Exhibit 4.   Form of Irrevocable Proxy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Fred E. Gallander, Jr.
                                            --------------------------------
                                            Fred E. Gallander, Jr.

Dated:  November 3, 1999

CUSIP NO.  893537100               SCHEDULE 13D                    PAGE 10 OF 10
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX

EXHIBIT
NUMBER                         DESCRIPTION
-------                        -----------
1.       Stock Purchase and Merger Agreement dated August 1, 1998 incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Issuer on
         September 15, 1998, Commission File No. 000-23225)

2.       First Amendment to Stock Purchase and Merger Agreement dated August 31,
         1999

3.       Earnout Settlement Agreement dated May 17, 1999

4.       Form of Irrevocable Proxy